Exhibit 3.1
CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF CORPHQ, INC.	1790243 ENDORSED FILED In the office of the Secretary of State of the State of California SEP 6 - 1996 /s/ Bill Jones BILL JONES, Secretary of State

ONE:                                            The Name of this corporation is CorpHQ, Inc.

TWO:
The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

THREE:	The name and address in this state of this corporation’s initial agent for service of process is Thomas M. Jones, 4600 Campus Drive, Suite 200 Newport Beach, California 92660.

FOUR:	The Corporation is authorized to issue Ten Million (10,000,000) shares of common stock.

FIVE:	The liabilities of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

SIX:	The corporation is authorized to indemnify the directors and officers of the corporation to the fullest extent permissible under California law.

SEVEN:	This corporation is a close corporation. The issued shares of this corporation of all classes shall be held of record by not more than thirty-five persons.

Dated: July 1, 1996	/s/ Thomas M. Jones	Thomas M. Jones, Incorporator

I declare that I am the person who executed the above Articles of Incorporation, and that this instrument is my act and deed.

  /s/ Thomas M. Jones
      Thomas M. Jones